SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

information to be included in statements filed pursuant
to rules 13d-1(a) and amendments thereto filed
pursuant to rule 13d-2(a)1

aviragen Therapeutics, Inc.
(Name of Issuer) Common Stock, par value $0.10 per share
(Title of Class of Securities) 053761102
(CUSIP Number) Neil H. Koffler c/o SC Fundamental LLC 747 Third Avenue, 27th Floor New York, New York 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications) June 21, 2017

(Date of Event Which Requires Filing of this Statement)

                If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053761102	13D	Page 2 of 14 Pages

1.		names of reporting person i.r.s. identification no. of above persons (entities only) SC Fundamental Value Fund, L.P.
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC/OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization DELAWARE
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,935,132
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,935,132
11.		aggregate amount beneficially owned by each reporting person 1,935,132
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 5.01%
14.		type of reporting person* PN

CUSIP No. 053761102	13D	Page 3 of 14 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) SC Fundamental LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization NEW YORK
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,935,132
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,935,132
11.		aggregate amount beneficially owned by each reporting person 1,935,132
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 5.01%
14.		type of reporting person* OO

CUSIP No. 053761102	13D	Page 4 of 14 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Peter M. Collery
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO/PF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,972,632
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,972,632
11.		aggregate amount beneficially owned by each reporting person 1,972,632
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 5.10%
14.		type of reporting person* IN

CUSIP No. 053761102	13D	Page 5 of 14 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Neil H. Koffler
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO/PF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,935,132
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,935,132
11.		aggregate amount beneficially owned by each reporting person 1,935,132
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 5.01%
14.		type of reporting person* IN

CUSIP No. 053761102	13D	Page 6 of 14 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) John T. Bird
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO/PF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,935,132
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,935,132
11.		aggregate amount beneficially owned by each reporting person 1,935,132
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 5.01%
14.		type of reporting person* IN

CUSIP No. 053761102	13D	Page 7 of 14 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) David A. Hurwitz
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO/PF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,935,132
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,935,132
11.		aggregate amount beneficially owned by each reporting person 1,935,132
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 5.01%
14.		type of reporting person* IN

CUSIP No. 053761102	13D	Page 8 of 14 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) SC Fund Management Profit Sharing Plan
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC/OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 37,500
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 37,500
11.		aggregate amount beneficially owned by each reporting person 37,500
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 0.10%
14.		type of reporting person* EP

CUSIP No. 053761102	13D	Page 9 of 14 Pages

ITEM 1. Security and Issuer

(a)	The name of the issuer is Aviragen Therapeutics, Inc. (AVIR) (the “Issuer”).
(b)	The address of the Issuer’s principal executive offices is 2500 Northwinds Parkway, Suite 100, Alpharetta, Georgia 30009.

This Schedule 13D (the “Schedule”) relates to the common stock (“Common Stock”), of the Issuer.

ITEM 2. Identity and Background

This Schedule is being filed with respect to the Common Stock of the Issuer which are beneficially owned by the following reporting persons:

(i)	SC Fundamental Value Fund, L.P. (the “Fund”)
(ii)	SC Fundamental LLC (“SCFLLC”)
(iii)	Peter M. Collery (“Collery”)
(iv)	Neil H. Koffler (“Koffler”)
(v)	John T. Bird (“Bird”)
(vi)	David A. Hurwitz (“Hurwitz”) and
(vii)	SC Fund Management Profit Sharing Plan (the “Plan” and together with the Fund, SCFLLC, Collery, Koffler, Bird and Hurwitz, the “Reporting Persons”).

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Fund is a Delaware limited partnership. The principal business of the Fund is investing in securities. The business address of the Fund is 747 Third Avenue, 27th Floor New York, New York 10017. During the last five years, neither the Fund nor its general partner has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCFLLC is a New York limited liability company and is the general partner of the Fund. The principal business of SCFLLC is serving in such capacity and investing in securities. The business address of SCFLLC is 747 Third Avenue, 27th Floor New York, New York 10017. During the last five years, neither SCFLLC nor any of its members have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The name, position and business address of each member of SCFLLC is set forth on Schedule B attached hereto.

CUSIP No. 053761102	13D	Page 10 of 14 Pages

Collery is a citizen of the United States having a business address at c/o SC Fundamental LLC, 747 Third Avenue, 27th Floor New York, New York 10017. The principal occupation of Collery is acting as an employee member of SCFLLC and SC Fund Management LLC (“SCFMLLC”). During the last five years, Collery has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Koffler is a citizen of the United States having a business address at c/o SC Fundamental LLC, 747 Third Avenue, 27th Floor New York, New York 10017. The principal occupation of Koffler is acting as an employee member of SCFLLC and SCFMLLC. During the last five years, Koffler has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Bird is a citizen of the United States having a business address at c/o SC Fundamental LLC, 747 Third Avenue, 27th Floor New York, New York 10017. The principal occupation of Bird is acting as an employee member of SCFLLC and SCFMLLC. During the last five years, Bird has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Hurwitz is a citizen of the United States having a business address at c/o SC Fundamental LLC, 747 Third Avenue, 27th Floor New York, New York 10017. The principal occupation of Hurwitz is acting as an employee member of SCFLLC and SCFMLLC. During the last five years, Hurwitz has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Plan is a United States employee savings and profit sharing plan. The principal business of the Plan is investing in securities. The business address of the Plan is 747 Third Avenue, 27th Floor New York, New York 10017. During the last five years, neither the Plan nor its principals have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 053761102	13D	Page 11 of 14 Pages

ITEM 3. Source and Amount of Funds or Other Consideration

The Fund has purchased an aggregate of 1,935,132 shares of Common Stock of the Issuer for total consideration of $ 1,387,081.25 derived from its working capital.

The Plan has purchased an aggregate of 37,500 shares of Common Stock of the Issuer for total consideration of $52,750.00 derived from its working capital.

ITEM 4. Purpose of Transaction

  The Reporting Persons have recently purchased the Issuer’s shares in the expectation that, consistent with its fiduciary duties, the Issuer’s board of directors (the “Board”) will determine to liquidate or sell the Issuer in the near term.  The Reporting Persons believe that a sale or liquidation is in the best interests of the Issuer’s shareholders, and would consider various courses of action, including litigation and/or support of a dissident slate of directors should the company fail to pursue such a course of action.  The Reporting Persons have expressed these beliefs to the Issuer in a letter dated June 2, 2017 (attached hereto as Exhibit 2).

The Reporting Persons have spoken with senior management and/or the Board in the past on a wide variety of topics including the Issuer’s leadership, its deployment of cash, its compensation policies, particularly as regards to option issuance, and its strategic direction and will remain engaged with senior management and/or the Board to articulate their views on these issues going forward.

The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Common Stock.

Each of the Reporting Persons may acquire additional shares of the Issuer or sell or otherwise dispose of any or all of the shares of the Issuer beneficially owned by it.  Each Reporting Person may also take any other action with respect to the Issuer or any of its debt or equity securities in any manner permitted by law.

The Reporting Persons do not have any present plan or proposal that would relate or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D except as set forth herein or as such would occur upon completion of any of the actions discussed herein. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. Interest in Securities of the Issuer

(a)-(b) The Fund, SCFLLC, Koffler, Bird and Hurwitz may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 1,935,132 shares of Common Stock as of June 21, 2017, which represent 5.01% of the Issuer’s outstanding shares of Common Stock.

(i)	Sole power to vote or direct vote: 0
(ii)	Shared power to vote or direct vote: 1,935,132
(iii)	Sole power to dispose of or direct the disposition: 0
(iv)	Shared power to dispose of or direct the disposition: 1,935,132

CUSIP No. 053761102	13D	Page 12 of 14 Pages

 Collery may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 1,972,632 shares of Common Stock as of June 21, 2017, which represent 5.10% of the Issuer’s outstanding shares of Common Stock.

(i)	Sole power to vote or direct vote: 0
(ii)	Shared power to vote or direct vote: 1,972,632
(iii)	Sole power to dispose of or direct the disposition: 0
(iv)	Shared power to dispose of or direct the disposition: 1,972,632

The Plan may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 37,500 shares of Common Stock as of June 21, 2017, which represent 0.10% of the Issuer’s outstanding shares of Common Stock.

(i)	Sole power to vote or direct vote: 0
(ii)	Shared power to vote or direct vote: 37,500
(iii)	Sole power to dispose of or direct the disposition: 0
(iv)	Shared power to dispose of or direct the disposition: 37,500

For purposes of calculating the percentages set forth in this Item 5, the number of shares of Common Stock outstanding is assumed to be 38,649,237, as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 8, 2017.

(c)          There have been twenty transactions in the shares of Common Stock by the Reporting Persons during the past sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days by the

Reporting Persons are set forth in Schedule A, and are incorporated herein by reference.

(d)          The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts.

Collery, Koffler, Bird and Hurwitz, by virtue of their status as members of SCFLLC, the general partner of the Fund, may be deemed to share with the Fund and SCFLLC the power to vote or direct the vote and to dispose or to direct to dispose the disposition of shares of Common Stock of which the Fund is the direct beneficial owner

Collery, by virtue of his status as trustee of the Plan, may be deemed to share with the Plan the power to vote or direct the vote and to dispose or to direct to dispose the disposition of shares of Common Stock of which the Plan is the direct beneficial owner

(e)	Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

CUSIP No. 053761102	13D	Page 13 of 14 Pages

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement, dated June 30, 2017.

Exhibit 2 –Letter to Issuer, dated June 2, 2017.

CUSIP No. 053761102	13D	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2017

SC FUNDAMENTAL VALUE FUND, L.P.
By: SC Fundamental LLC, its General Partner

By:	/s/ Neil H. Koffler
Name: Neil H. Koffler
Title: Member

SC FUNDAMENTAL LLC

By:	/s/ Neil H. Koffler
Name: Neil H. Koffler
Title: Member

/s/ Neil H. Koffler
Neil H. Koffler as Attorney-in-Fact for
Peter M. Collery (1)

/s/ Neil H. Koffler
Neil H. Koffler

/s/ Neil Koffler
Neil H. Koffler as Attorney-in-Fact for
John T. Bird (2)

/s/ Neil Koffler
Neil H. Koffler as Attorney-in-Fact for
David A. Hurwitz (3)

SC FUND MANAGEMENT PROFIT SHARING PLAN

By:	/s/ Peter Collery, its trustee
Name: Peter Collery
Title: Trustee
(1)	Executed by Neil H. Koffler as Attorney-in-Fact for Peter M. Collery. The Power of Attorney for Mr. Collery is attached as Exhibit 3 to the Statement on Schedule 13G with respect to the Common Stock of Trans World Corporation, filed on January 24, 2013, and is incorporated herein by reference.

(2)	Executed by Neil H. Koffler as Attorney-in-Fact for John T. Bird. The Power of Attorney for Mr. Bird is attached as Exhibit 3 to the Statement on Schedule 13G with respect to the Common Stock of First Financial Northwest Inc., filed on September 14, 2011, and is incorporated herein by reference.

(3)	Executed by Neil H. Koffler as Attorney-in-Fact for David A. Hurwitz. The Power of Attorney for Mr. Hurwitz is attached as Exhibit 4 to the Statement on Schedule 13G with respect to the Common Stock of First Financial Northwest Inc., filed on September 14, 2011, and is incorporated herein by reference.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

SCHEDULE A

Identity of Person Effecting the Transaction	Date of Transaction	Number of Shares Purchased	Price Per Share
SC Fundamental Value Fund, L.P.	5/22/2017	50,000	$0.5081
SC Fundamental Value Fund, L.P.	5/23/2017	100,000	$0.5000
SC Fundamental Value Fund, L.P.	5/24/2017	2,600	$0.4950
SC Fundamental Value Fund, L.P.	5/24/2017	25,631	$0.4998
SC Fundamental Value Fund, L.P.	5/25/2017	30,274	$0.4900
SC Fundamental Value Fund, L.P.	5/26/2017	69,726	$0.4891
SC Fundamental Value Fund, L.P.	5/30/2017	14,465	$0.4700
SC Fundamental Value Fund, L.P.	5/31/2017	51,414	$0.4797
SC Fundamental Value Fund, L.P.	6/1/2017	50,000	$0.4712
SC Fundamental Value Fund, L.P.	6/2/2017	50,000	$0.4500
SC Fundamental Value Fund, L.P.	6/5/2017	50,000	$0.4500
SC Fundamental Value Fund, L.P.	6/6/2017	51,400	$0.4600
SC Fundamental Value Fund, L.P.	6/7/2017	50,000	$0.4500
SC Fundamental Value Fund, L.P.	6/14/2017	200,000	$0.5087
SC Fundamental Value Fund, L.P.	6/15/2017	192,851	$0.5037
SC Fundamental Value Fund, L.P.	6/16/2017	2,491	$0.5000
SC Fundamental Value Fund, L.P.	6/20/2017	50,000	$0.5200
SC Fundamental Value Fund, L.P.	6/20/2017	290,993	$0.5108
SC Fundamental Value Fund, L.P.	6/21/2017	148,425	$0.4858
SC Fundamental Value Fund, L.P.	6/21/2017	100,000	$0.4884

These transactions were all open-market purchases.

SCHEDULE B

The name and present principal occupation or employment of the members of SC Fundamental LLC are set forth below. The business address of each member is 747 Third Avenue, 27th Floor New York, New York 10017. All persons are United States citizens.

Name and Position	Present Principal Occupation or Employment

Peter M. Collery	Member and President of SC Fundamental LLC
President and Member	and SC Fund Management LLC

Neil H. Koffler	Member, Vice President, Secretary and Treasurer of
Vice President, Secretary,	SC Fundamental LLC and SC Fund Management LLC
Treasurer and Member

John T. Bird	Member and Vice President of SC Fundamental LLC
Vice President and Member	and SC Fund Management LLC

David A. Hurwitz	Member and Vice President of SC Fundamental LLC
Vice President and Member	and SC Fund Management LLC